SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

Amendment No. 2

Dell Inc.
________________________________________________________
(Name of Issuer)

Common Stock
_______________________________________________________
(Title of Class and Securities)

24702R101
_______________________________________________________

(CUSIP Number of Class of Securities)

O. Mason Hawkins
Chairman of the Board and C.E.O.

Southeastern Asset Management, Inc.
6410 Poplar Avenue, Suite 900
Memphis, TN  38119
(901) 761-2474
___________________________________________________________

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

March 5, 2013
___________________________________________
(Date of Event which Requires
Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Sections 240.13d-1(e), 240.13d-1(f), or 240.13d-1(g), check the following box:  ☐

SCHEDULE 13D

CUSIP No. 24702R101

1		NAME OF REPORTING PERSONS Southeastern Asset Management, Inc. I.D. No. 62-0951781
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) 00: Funds of investment advisory clients
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Tennessee
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER (Discretionary Accounts) 73,753,920 shares
	8	SHARED OR NO VOTING POWER 55,878,000 shares (Shared) 16,980,438 shares (No Vote)
	9	SOLE DISPOSITIVE POWER (Discretionary Accounts) 90,734,358 shares
	10	SHARED DISPOSITIVE POWER 55,878,000 shares (Shared) 0 shares (None)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 146,612,358* shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☒ See Item 5(a)
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.4%
14		TYPE OF REPORTING PERSON (See Instructions) IA

* This amount includes 25,000,000 in Securities underlying shares in options, but excludes 6,476,800 European style options that are only exercisable on the expiration date of the options and will not be exercisable within the next 60 days.

SCHEDULE 13D

CUSIP No. 24702R101

1		NAME OF REPORTING PERSONS O. Mason Hawkins I.D. No. XXX-XX-XXXX
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) 00: None
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Citizen of United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER (Discretionary Accounts) None
	8	SHARED OR NO VOTING POWER None
	9	SOLE DISPOSITIVE POWER (Discretionary Accounts) None
	10	SHARED DISPOSITIVE POWER None 0 shares (None)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON None (See Item 3)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14		TYPE OF REPORTING PERSON IN

This Amendment No. 2 amends and supplements the Statement on Schedule 13D filed with the Securities and Exchange Commission on February 8, 2013, as amended by Amendment No. 1 on February 11, 2013 (the “Schedule 13D”), which relates to the common stock, par value $0.001 (the “Securities”) of Dell Inc., a Delaware corporation (the “Issuer”). Capitalized terms used herein and not otherwise defined have the meaning assigned to such terms in the Schedule 13D. All items or responses not described herein remain as previously reported in the Schedule 13D.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby amended and restated in its entirety as follows:

The respective investment advisory clients of Southeastern used approximately $2,268,025,473.00 in the aggregate to purchase the Securities reported in this filing. All assets used to purchase Securities were assets of these respective clients and none were assets of Southeastern. In addition, none of the proceeds used to purchase the Securities were provided through borrowings of any nature.

Item 4.	Purpose of Transaction

Item 4 is hereby amended and supplemented by adding the following immediately after the fifth paragraph thereof:

On March 5, 2013, Southeastern sent a letter to the Board of the Issuer reiterating its opposition to the proposed go-private transaction.  Accompanying this letter to the Board was a demand letter from Longleaf Partners Fund, Southeastern’s largest client and a Dell stockholder, to the Issuer, made pursuant to Section 220 of the Delaware General Corporation Law, requesting the opportunity to inspect and make or receive copies of certain records of the Issuer relating to, among other things, the names and address of the Issuer’s stockholders (the “Demand Letter”). The purpose of the Demand Letter is to enable communications with fellow stockholders on matters relating to the stockholders’ common interests, including the proposed go-private transaction.  A copy of the letter to the Board, including the Demand Letter, is attached hereto as Schedule VI.

Item 5.	Interest In Securities Of The Issuer

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

  (a) The aggregate number and percentage of Securities to which this Schedule 13D relates is 146,612,358 shares of the common stock of the Issuer, constituting approximately 8.4% of the 1,738,600,597 shares outstanding.  This amount includes 25,000,000 in Securities underlying shares in options, but excludes 6,476,800 European style options that are only exercisable on the expiration date of the options and will not be exercisable within the next 60 days.  The calculation of the foregoing percentage is based on the number of shares disclosed as outstanding as of February 3, 2013 by the Issuer in its current report on Form 8-K, and filed with the Securities and Exchange Commission on February 6, 2013.

	Common Shares Held		% of outstanding Common Shares
Voting Authority

Sole:	73,753,920		4.2%
Shared:	55,878,000	*	3.2%
None:	16,980,438		1.0%

Total	146,612,358	**	8.4%

*Consists of shares owned by Longleaf Partners Fund.  This amount includes 25,000,000 in Securities underlying shares in options, but excludes 6,476,800 European style options that are only exercisable on the expiration date of the options and will not be exercisable within the next 60 days.

 **Does not include 705,000 shares held by one non-discretionary account over which the filing parties have neither voting nor dispositive authority. Beneficial ownership is expressly disclaimed with respect to these shares.

Dispositive Authority

Sole:	90,734,358		5.2%
Shared:	55,878,000	*	3.2%
None:	0		0.0%

Total	146,612,358	**	8.4%

*Consists of shares owned by Longleaf Partners Fund.  This amount includes 25,000,000 in Securities underlying shares in options, but excludes 6,476,800 European style options that are only exercisable on the expiration date of the options and will not be exercisable within the next 60 days.

**Does not include 705,000 shares held by one non-discretionary account over which the filing parties have neither voting nor dispositive authority. Beneficial ownership is expressly disclaimed with respect to these shares.

(b) Southeastern generally has the sole power to dispose of or to direct the disposition of the Securities held for discretionary accounts of its investment clients, and may be granted the sole power to vote or direct the vote of such Securities; such powers may be retained by or shared with the respective clients for shared or non-discretionary accounts.  Shares held by any Series of Longleaf Partners Funds Trust are reported in the “shared” category.

(c) Purchase or sale transactions in the Securities during the past 60 days are disclosed on Schedule II.

(d) The investment advisory clients of Southeastern have the sole right to receive and, subject to notice, to withdraw the proceeds from the sale of the Securities, and the sole power to direct the receipt of dividends from any of the Securities held for their respective accounts.  Such clients may also terminate the investment advisory agreements without penalty upon appropriate notice. Southeastern does not have an economic interest in any of the Securities reported herein.

(e) Not applicable.

Item 7.	Material to be Filed as an Exhibit

Item 7 is hereby amended and supplemented by adding the following immediately after the fifth paragraph thereof:

Schedule VI.  Demand Letter and Letter to the Board of Dell, Inc., dated March 5, 2013.

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 5, 2013

Southeastern Asset Management, Inc.

By:	/s/ O. Mason Hawkins
Name: O. Mason Hawkins
Title: Chairman of the Board and Chief Executive Officer

O. Mason Hawkins, Individually

/s/ O. Mason Hawkins

Joint Filing Agreement

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, the persons or entities named below agree to the joint filing on behalf of each of them of this Schedule 13D with respect to the Securities of the Issuer and further agree that this joint filing agreement be included as an exhibit to this Schedule 13D. In evidence thereof, the undersigned hereby execute this Agreement as of March 5, 2013.

Southeastern Asset Management, Inc.

By:	/s/ O. Mason Hawkins
Name: O. Mason Hawkins
Title: Chairman of the Board and Chief Executive Officer

O. Mason Hawkins, Individually

/s/ O. Mason Hawkins

 Schedule II of the Schedule 13D is hereby amended and restated in its entirety as follows:

SCHEDULE II
Transactions in the Last Sixty Days

Transaction Type	Date	# of Shares	Price Per Share*

Sale	2/6/2013	86,000	$ 13.46
Sale	2/6/2013	112,000	$ 13.46
Sale	2/6/2013	59,000	$ 13.46
Sale	2/6/2013	26,000	$ 13.46
Sale	2/6/2013	43,000	$ 13.46
Sale	2/6/2013	46,667	$ 13.46
Sale	2/6/2013	9,000	$ 13.46
Sale	2/6/2013	5,000	$ 13.46
Sale	2/6/2013	5,000	$ 13.46
Sale	2/6/2013	10,000	$ 13.46
Sale	2/6/2013	28,000	$ 13.46
Sale	2/6/2013	12,000	$ 13.46
Sale	2/6/2013	5,000	$ 13.46
Sale	2/6/2013	15,000	$ 13.46
Sale	2/6/2013	6,000	$ 13.46
Sale	2/6/2013	4,000	$ 13.46
Sale	2/7/2013	74,333	$ 13.46
Sale	2/7/2013	144,000	$ 13.46
Sale	2/7/2013	4,000	$ 13.46
Sale	2/7/2013	19,055	$ 13.46
Sale	2/7/2013	34,445	$ 13.46
Sale	2/7/2013	6,500	$ 13.46
Sale	2/7/2013	20,000	$ 13.46
Sale	2/7/2013	21,000	$ 13.46
Sale	2/7/2013	49,334	$ 13.46
Sale	2/7/2013	7,000	$ 13.46
Sale	2/7/2013	14,000	$ 13.46
Sale	2/7/2013	17,000	$ 13.46
Sale	2/7/2013	28,000	$ 13.46
Sale	2/7/2013	3,000	$ 13.46
Sale	2/7/2013	30,000	$ 13.46
Sale	2/8/2013	54,666	$ 13.49
Sale	2/8/2013	25,000	$ 13.49
Sale	2/8/2013	15,000	$ 13.49
Sale	2/8/2013	6,000	$ 13.49
Sale	2/8/2013	136,000	$ 13.49
Sale	2/8/2013	136,000	$ 13.49
Sale	2/8/2013	9,000	$ 13.49
Sale	2/8/2013	38,000	$ 13.49
Sale	2/8/2013	1,000	$ 13.50
Sale	2/8/2013	1,000	$ 13.50
Sale	2/8/2013	50,000	$ 13.49
Sale	3/4/2013	192,200	$ 13.97

Sales by Southeastern at the direction of a client in the ordinary course of business on NASDAQ or through Electronic Communication Networks (ECNs).

* Net of commissions

Schedule VI

March 5, 2013

Board of Directors
Dell Inc.
One Dell Way
Round Rock, TX 78682
Attention:	Lawrence P. Tu
Senior Vice President, General Counsel and Secretary

Re:	Demand for Stockholder List and Other Books and Records

Dear Board of Directors:

As Dell’s largest outside beneficial owner, and one of many long-term shareholders who have entrusted their capital to Dell, we reiterate our opposition to the proposed go-private transaction, as well as our deep disappointment with the Board of Directors’ failure to implement a transaction that would maximize shareholder value and be more beneficial to all shareholders. The Board of Directors has placed the interests of management above those of public shareholders.  Furthermore, it is unfortunate that the members of the Special Committee have such minimal stock ownership, which suggests that their interests may not be fully aligned with those of all shareholders.

First, the Board of Directors has long declined to distribute Dell’s growing excess cash to shareholders, labeling it “trapped” overseas due to the tax Dell would incur for repatriating that cash.  We were surprised to see this long-standing position change after Silver Lake and the management team announced their intention to bring the cash onshore in order to finance the buyout.  A more equitable approach would have returned the cash to all shareholders instead of using it to fund the proposed buyout at the expense of other shareholders. As stated in our February 8 letter, instead of agreeing to a proposed go-private transaction that grossly undervalues the Company, the Board of Directors could have paid all shareholders a special dividend of $12 per share (comprising proceeds from repatriating overseas cash, monetizing Dell Financial Services (DFS) at book value, and raising $9 billion in new debt) with the Company retaining over $1.00 per share of free cash flow.

Second, we strongly disagree with the Company’s refusal to comment on the proposed buyout or provide 2012 product segment results during the recent earnings announcement, which served to deprive shareholders of necessary information about their investment.  Given the significance of the pending, go-private transaction, shareholders should be provided with meaningful, straightforward information.  By changing to product segment reporting going forward, but not providing this information for the period just ended, we believe management is intentionally emphasizing declining PC sales in order to justify its inadequate buyout price.  Had management disclosed segment profitability data, it would show that PCs are of low and shrinking importance to Dell, whereas most of Dell’s value comes from its healthy, growing Enterprise segment.  As a result, the Enterprise segment should command a much higher multiple than implied by the proposed transaction value.

Third, while the Board of Directors characterizes the proposed transaction as a transfer of “the risk of the business to the buyout group,” we believe it is more appropriately characterized as a transfer of “the opportunity of the business to the buyout group.”  Management knows the Company better than anyone, and clearly sees Dell’s substantial unrealized value. Under the current buyout proposal, management and Silver Lake stand to receive all of the future upside while denying shareholders, who have paid to reposition the Company, the opportunity to reap the rewards of our investment.

The Board of Directors appears to have dismissed better alternatives for public owners and selected a transaction, which has been publicly derided by shareholders as opportunistic and grossly undervalued, that favors management.  We reiterate our demand that the Board of Directors pursue proposals that are more favorable to shareholders.  To enable us to communicate with our fellow shareholders on matters relating to our common interests, including the proposed going-private transaction, please find enclosed a demand submitted by Longleaf Partners Fund, our largest client and a Dell shareholder, for various corporate books and other records.

Very truly yours,

/s/ O. Mason Hawkins
O. Mason Hawkins, CFA
Chairman & Chief Executive Officer

/s/ G. Staley Cates
G. Staley Cates, CFA
President & Chief Investment Officer

/s/ Andrew R. McCarroll
Andrew R. McCarroll
General Counsel

SECTION 220 DEMAND NOTICE

Southeastern Asset Management, Inc. (“Southeastern”), as investment advisor to and acting on behalf of its clients is the “beneficial owner” as defined by Securities Exchange Act Rule 13d-3 of 146,612,358 shares (including options) of common stock, par value $0.01 per share (“Shares”), of Dell, Inc., a Delaware corporation (the “Company”).  Longleaf Partners Fund, a series of Longleaf Partners Funds Trust, a registered investment company organized as a Massachusetts business trust (the “Stockholder”), is Southeastern’s largest client, owning 30,878,000 Shares (excluding options). Documentary evidence of the Stockholder’s beneficial ownership of 30,878,000 Shares (excluding options) is submitted herewith, and such documentary evidence is a true and correct copy of what it purports to be. The Stockholder hereby demands, pursuant to Section 220 of the Delaware General Corporation Law (the “DGCL”) and the common law of the State of Delaware, and under oath, the right during the usual hours for business of the Company, no later than March 12, 2013 and continuing thereafter as we may determine is necessary, to inspect, and to make copies and extracts from, the following books and records:

(a)           A complete record or list of holders of the Shares, certified by the Company or its transfer agent and registrar, showing the name, address and number of shares registered in the name of each such holder, as of the date hereof and/or the most recent available date as of the time of each inspection (each such date, an “Inspection Date”).

(b)           A CD-ROM, diskette or other electronic file of the holders of outstanding Shares as of each Inspection Date, showing the names, addresses and number of Shares held by such holders, together with such computer processing data and instructions as are necessary for the Stockholder to make use of such CD-ROM, diskette or other electronic file, and a printout of such CD-ROM, diskette or other electronic file for verification purposes, if different from the list in (a) above.

(c)           All information in or which comes into the Company’s, its transfer agent’s or its proxy solicitor’s or any of their agents’ possession or control, or which can reasonably be obtained from brokers, dealers, banks, clearing agencies or voting trustees or their nominees concerning the names, addresses and number of Shares held by the participating brokers and banks named in the individual nominee names of Cede & Co. and other similar nominees of any central certificate depository system, including (i) respondent bank listings and omnibus proxies and (ii) Cede & Co. depository listings on a daily basis, including as of each Inspection Date.

(d)           A list or lists containing the name, address and number of Shares attributable to any participant in any Company employee stock ownership, stock ownership dividend reinvestment, stock purchase, stock option, retirement, restricted stock, incentive, profit sharing or comparable plan of the Company in which voting decisions with respect to the Shares held by such plan are made, directly or indirectly, individually or collectively, by the participants in the plan, and a CD-ROM, diskette or other electronic file for such list or lists together with such computer processing data and instructions as are necessary for the Stockholder to make use of such CD-ROM, diskette or other electronic file, and a printout of such CD-ROM or diskette or other electronic file for verification purposes.

In addition, with respect to each such plan, a description of the method by which the Stockholder or its agents may communicate with each such participant, as well as the name, firm and phone number of the trustee or administrator of such plan, and a detailed explanation of how Shares are voted, including the treatment not only of Shares for which the trustee or administrator receives instructions from participants, but also Shares for which either the trustee or administrator does not receive instructions or Shares which are outstanding in the plan but are unallocated to any participant.

(e)           All information in or which comes into the Company’s or its agents’ possession, or which can reasonably be obtained from nominees of any central certificate depository system, concerning the number and identity of the actual beneficial owners of Shares, including an alphabetical breakdown of any holdings in the respective names of Cede & Co., and other similar nominees for the accounts of customers or otherwise.

(f)           All information in or which comes into the Company’s possession or control, or which can reasonably be obtained from brokers, dealers, banks, clearing agencies or voting trustees or their nominees relating to the names and addresses of and shares held by the non-objecting beneficial owners of Shares pursuant to Rule 14(b)-1(b) or Rule 14b-2(b) under the Securities Exchange Act of 1934 (“NOBOs”) and a NOBO list and CD-ROM, diskette or other electronic file in descending order balance or such other format as may be currently in the possession of or reasonably obtained by the Company or its agents (together with such computer processing data as is necessary for the Stockholder to make use of such CD-ROM or diskette or other electronic file).

(g)           All daily transfer sheets showing changes in the names, addresses and number of Shares of the holders of the Company’s outstanding Shares which are in or come into the possession or control of the Company or its transfer agent, proxy solicitor or registrar, or which can reasonably be obtained from brokers, dealers, banks, clearing agencies or voting trustees or their nominees, from and after the date hereof until such time as the Stockholder notifies the Company that it no longer requires such transfer sheets.

(h)           Any stop transfer lists or stop lists relating to any Shares and any additions, deletions, changes or corrections made thereto from and after the date hereof until such time as the Stockholder notifies the Company that it no longer requires such lists.

(i)           To the extent not already referred to above, any CD-ROM, diskette or other electronic medium suitable for use by computer or word processor which contains any or all of the information requested in this letter, together with any program, software, manual or other instructions necessary for the practical use of such information.

The Stockholder further demands that modifications, additions or deletions to any and all information referred to in paragraphs (a) through (i) above be furnished to the Stockholder on a weekly basis until the termination or consummation of the merger as contemplated by the Agreement and Plan of Merger by and among Denali Holding Inc., Denali Intermediate Inc., Denali Acquiror Inc. and Dell Inc., dated as of February 5, 2013, pursuant to which Denali Holding Inc., seeks to acquire all of the outstanding Shares of the Company, as such agreement may be amended from time to time, as such modifications, additions or deletions become available to the Company or its agents or representatives.

The Stockholder will bear the reasonable costs incurred by the Company in connection with the Company’s obtaining and furnishing the above information.

The purpose of this demand is to enable the Stockholder to communicate with its fellow Company stockholders on matters reasonably relating to the Stockholder’s interests as a stockholder of the Company, including matters in relation to the proposed acquisition of the Company by Denali Holding Inc.

The Stockholder hereby designates and authorizes D.F. King & Co., Inc. (“D.F. King”), its partners, officers and employees, and any other persons to be designated by the Stockholder, to conduct, as their agents, the inspection and copying herein requested.

Please advise Jordan Kovler by telephone at (212) 493-6990 or by email at jkovler@dfking.com or Mary Ellen Goodall by telephone at (212) 493-6957 or by email at mgoodall@dfking.com, each of D.F. King, not later than March 12, 2013 when and where the items demanded above will be made available to the Stockholder and its designated agents.

This demand is made under oath pursuant to Section 220 of the General Corporation Law of the State of Delaware, and is accompanied by affidavits submitted on behalf of the Stockholder.

Pursuant to the DGCL, the Corporation is required to respond to this demand within five (5) business days of the date hereof.  Accordingly, please advise the Stockholder’s counsel, Dennis J. Block of Greenberg Traurig, LLP, as promptly as practicable within the requisite timeframe, when and where the Stockholder List will be made available to the Stockholder.  If the Company contends that this request is incomplete or is otherwise deficient in any respect, please notify the Stockholder immediately in writing, with a copy to Dennis J. Block of Greenberg Traurig, LLP, 200 Park Avenue, New York, NY  10166, direct dial: (212) 801-2222, direct FAX: (212) 805-5555, email: blockd@gtlaw.com, setting forth the facts that the Company contends support its position and specifying any additional information believed to be required.  In the absence of such prompt notice, the Stockholder will assume that the Company agrees that this request complies in all respects with the requirements of the DGCL.  The Stockholder reserves the right to withdraw or modify this request at any time.

/s/ O. Mason Hawkins
O. Mason Hawkins, CFA
Trustee & Co-Portfolio Manager
Longleaf Partners Fund